TRINITY BIOTECH PLC

February 27, 2026

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, NE
Washington, D.C. 20549

Attention:	Doris Stacey Gama Re: Trinity Biotech plc Registration Statement on Form F-1 File No. 333- 293717

To Ms. Gama:

The undersigned, on behalf of Trinity Biotech plc (“Trinity”), issuer of the securities covered by the above-referenced Registration Statement, hereby respectfully requests that the above-referenced Registration Statement be declared effective by the Securities and Exchange Commission at 4:00 p.m. Eastern Time on Tuesday,  March 3, 2026, or as soon thereafter as possible.

Please contact Steven Glusband (212-238-8605, glusband@clm.com) or Mary Brown (212-238-8765, mbrown@clm.com) of Carter Ledyard & Milburn LLP with any questions you may have concerning this request.

Very truly yours, /s/ Paul Murphy Paul Murphy Chief Financial Officer